[redacted]

14045821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER DEALER:

mperial Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

000 Avenue of the Stars, 9th Floor South
(No. and Street)

os Angeles (City) CA (State) 90067 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

arry Chung (310) 246-3700
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DO USA, LLP
(Name — if individual, state last, first, middle name)

888 Century Park East, 4th Floor (ddress) Los Angeles (City) CA (State) 90067 (Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Chung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Imperial Capital, LLC, as of December 31, 2013, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2013

Public Document

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2013

Public Document

Imperial Capital, LLC

Contents

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2014, by

Date Month Year

(1) Harry Chung,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JACLYN NICOLE ISAAC
Commission # 1964670
Notary Public - California
Los Angeles County
My Comm. Expires Dec 23, 2015

Place Notary Seal Above

Signature Jaclyn Nicole Isaac

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Independent Auditor's Report

Management of
Imperial Capital, LLC

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Imperial Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2014

Statement of Financial Condition

Imperial Capital, LLC

Statement of Financial Condition

December 31,	2013
Assets	
Cash and cash equivalents	$ 41,986,940
Investments, at fair value	709,265
Corporate finance fees receivable	3,029,131
Prepaid and other assets	3,235,333
Property and equipment, net	3,173,292
Goodwill, net	7,816,063
Total assets	$ 59,950,024
Liabilities and Member's Equity	
Liabilities	
Commissions and bonuses payable	$ 11,319,028
Accounts payable and accrued liabilities	8,461,542
Total liabilities	19,780,570
Commitments and Contingencies	
Member's equity	40,169,454
Total liabilities and member's equity	$ 59,950,024

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States including California and New York. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC.

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Thus, with regard to possession or control requirements under Securities and Exchange Commission (SEC) Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Exchange-traded equity securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 3 of the fair value hierarchy.

Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified as Level 2. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

Warrants - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management's potential transaction expectations or option pricing models and are considered Level 3.

Cash and cash equivalents, corporate finance fees receivable and accounts payable - The carrying amounts of cash and cash equivalents, corporate finance fees receivable and accounts payable approximates fair value due to the short-term nature of these instruments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

Goodwill and Intangible Assets

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment consistent with each reporting period and at a minimum on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and results of operations. No impairment charges were recorded during the year ended December 31, 2013.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Subsequent Events

Management has evaluated all subsequent events through the date the statement of financial condition was issued.

2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with its clearing broker, Pershing, LLC to satisfy the requirement under its clearing agreement. This entire deposit was held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents as of December 31, 2013:

December 31,	2013
Cash held at Pershing, LLC	$ 22,181,463
Cash in banks	19,260,511
Cash in bank held in segregated account for exclusive benefit of customers	300,000
Cash deposit held at Pershing, LLC	244,966
	$ 41,986,940

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2013 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

	Fair Value Hierarchy			
Investments	Level 1	Level 2	Level 3	Total
Assets				
Common stocks and warrants	$ 5,355	$ 106,754	$ 516,956	$ 629,065
Corporate bonds	-	-	80,200	80,200
Total investments	$ 5,355	$ 106,754	$ 597,156	$ 709,265

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2013:

	Common Stocks	Warrants	Bonds	Total
Beginning balance as of January 1, 2013	$ 163,416	$ 182	$ 127,296	$ 290,894
Realized gains (losses), net	1,846	-	(45,713)	(43,867)
Unrealized gains (losses), net	353,827	-	(1,383)	352,444
Purchases	34,729	-	-	34,729
Sells	(29,366)	-	-	(29,366)
Transfers out of Level 3	(7,496)	(182)	-	(7,678)
Ending balance as of December 31, 2013	$ 516,956	$ -	$ 80,200	$ 597,156

During the year two transfers were made from Level 3 to Level 2 due to the availability of third party quotes. There were no transfers into Level 3 during the year. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

5. Property and Equipment

Property and equipment have the following useful lives and are composed of the following at December 31, 2013:

	Useful life	2013
Computer hardware and software	3-5 years	$ 6,856,278
Leasehold improvements	Lease term	5,061,285
Furniture and fixtures	7 years	1,410,472
Office equipment	5 years	1,184,865
Total		14,512,900
Less accumulated depreciation and amortization		11,339,608
		$ 3,173,292

6. Subordinated Borrowings

On March 7, 2011, Imperial Capital, LLC entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) with a bank which was amended on March 6, 2013 that provided for borrowings under a line of credit of up to $25,000,000 through March 7, 2014. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2013, no amounts were outstanding under the Subordinated Debt Facility.

7. Commitments and Contingencies

Leases

The Company leases office space and office equipment under noncancelable operating leases, which expire through November 2018. The future minimum rental payments under these agreements at December 31, 2013 are as follows:

Years ending December 31,	Amount
2014	$ 5,862,036
2015	3,208,948
2016	3,040,058
2017	730,888
2018	164,315
Total	$ 13,006,245

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $2.2 million. As of December 31, 2013, there have been no amounts drawn under the letters of credit.

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2013.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2013 there were no amounts to be indemnified to the Clearing Broker for these accounts.

8. Transactions with Affiliates

The Company provides brokerage services to its employees and certain affiliates.

9. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $17,000. For participants age 50 and above, the contribution limit for additional catch-up contributions was $5,000. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

10. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2013, the Company had net capital of $30,895,542 which was $30,645,542 in excess of the required net capital.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

11. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company maintains its cash accounts primarily with banks located in California, excluding the funds held with Pershing, LLC, all of which are maintained in noninterest-bearing accounts. Such amounts were insured by the FDIC up to $250,000 per account.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

12. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.